

August 25, 2022

Steve Manko
Chief Financial Officer
SkyWater Technology, Inc
2401 East 86th Street
Bloomington, Minnesota 55425

      Re: SkyWater Technology, Inc
          Registration Statement on Form S-3
          Filed August 19, 2022
          File No. 333-266981

Dear Mr. Manko:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing

cc: John K. Wilson